Companhia de Saneamento Básico do Estado de São Paulo

Diretoria Econômico-Financeira e de Relações com Investidores

R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP

Tel. (11) 3388-8247 / 8386 – Fax (11) 3815-4465

www.sabesp.com.br

São Paulo, November 19, 2012

VIA EDGAR TRANSMISSION

Andrew Mew

Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:        Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 1-31317

Staff Comment Letter dated October 22, 2012

Dear Mr. Mew:

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated October 22, 2012, received by the Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) on that date, concerning the Company’s annual report on Form 20-F filed with the SEC on April 30, 2012 (the “Form 20-F”) and respond below to the comments as requested.

1.      We read your response to comment 4 and we are uncertain how you reasonably concluded you do not have discrete financial information for your construction services business. In this regard, tell us how you are deriving the revenues and expenses of your construction services business. Tell us why the revenues and expenses from your construction services business do not generate actual cash inflows and outflows. In this regard, provide us the relevant journal entries in recording an infrastructure project completed by your construction services business in your response. Show us how you are accounting for the revenues and expenses of the project at each major milestone and cite the relevant authoritative accounting literature to support your accounting.

A.    General

Operating segments are presented in our annual report in a manner consistent with the internal reporting provided to the chief operating decision-maker, pursuant to IFRS 8. Under Brazilian GAAP, prior to our conversion to IFRS, the financial information for construction services was not separately presented and construction costs related to concessions were capitalized within property, plant and equipment. As a result, our chief operating decision maker did not review the results of this business. Following our conversion to IFRS, our chief operating decision maker decided to continue to exclude the construction results from the management reporting of our revenues and expenses, thus not basing his decisions on discrete financial information for that business. The characteristics described in paragraph 5(b) of IFRS 8 for separate operating segments are thus not fulfilled for this particular business.

Nonetheless, after our conversion to IFRS and for IFRS consolidation purposes only, we started to record such results separately as construction revenue and costs under IFRIC 12. Although such information is available discretely, however, it is not analyzed by our chief operating decision-maker as such and is not the basis for operational decisions.

Companhia de Saneamento Básico do Estado de São Paulo

Diretoria Econômico-Financeira e de Relações com Investidores

R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP

Tel. (11) 3388-8247 / 8386 – Fax (11) 3815-4465

www.sabesp.com.br

B.     Construction Costs and Revenue

Our construction revenue, under the scope of IFRIC 12, is recognized and measured based on incurred costs using the percentage of completion method under IAS 11 with a counter entry to intangible assets. Such revenue is determined in an amount equal to the construction costs plus a fee earned. The fee represents the additional margin related to the work performed by us in connection with the construction contracts under which we perform construction services. The intangible asset is then amortized over its useful life as water and sewage services are provided or during the concession period, what occurs first.

Under the percentage of completion method costs are recorded as incurred and due to the tariff structure costs incurred for construction of concession assets are expected to generate future benefits. We thus record the related revenue as costs are incurred under IAS 11.

C.    Non-cash Characteristics

The recording of our construction revenue under IFRS does not relate to actual cash flows but estimates of fair value of the construction services rendered. Cash received as a result of providing water and sewage services is recorded as revenue both under Brazilian GAAP (for internal reporting purposes only) and under IFRS. The accounting of our construction revenues and costs under IFRS is similar to example 2 of IFRIC 12 where the grantor gives the operator an intangible asset, in which case concession construction revenues and costs are recorded, although there are no related cash flows.

Presented below is an illustration of the entries that would be recorded over the life of an asset that was constructed that will be used as part of the concession. For purposes of this illustration, we have assumed a fee of 3 on constructing the property. The entries recorded under Brazilian GAAP are the method the company uses for internal reporting purposes. Under Brazilian GAAP, prior to the adoption of IFRS, concession costs and revenues over the life of the contract are recorded as:

a) Recognition of concession costs incurred:

Dr Property, plant and equipment - cost                                     100
Cr Accounts Payable                                                                         100

b) To depreciate the concession construction costs incurred over the asset life

Dr Depreciation of property, plant and equipment                                 100

Cr Property, plant and equipment (acc. Depreciation)                                   100

c) To record revenues for water and sewage services provided

Dr Receivables - customers                                                        250

Cr Revenue for water and sewage services provided                                    250

Under IFRS concession costs and revenues are recorded as:

a) To record concession construction costs:

Companhia de Saneamento Básico do Estado de São Paulo

Diretoria Econômico-Financeira e de Relações com Investidores

R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP

Tel. (11) 3388-8247 / 8386 – Fax (11) 3815-4465

www.sabesp.com.br

Dr Construction costs- expense                                                  100

Cr Accounts payable                                                                         100

b) To record concession construction revenue during construction of the asset (including a fee of 3):

Dr Intangible concession asset - cost                                          103

Cr Concession construction revenue                                                 103

c) To amortize the intangible concession assets as the underlying assets are utilized:

Dr Amortization of intangible asset -expense                             103

Cr Intangible concession asset (acc. Amortization)                            103

d) To record concession revenue for provision of water and sewage services

Dr Receivable – customers                                                         250

Cr Revenue for water and sewage services provided                         250

Thus the column "Reconciliation to the financial statements” in footnote 19, Operating segments, reflect the following adjustments made to our internal reporting prepared under Brazilian GAAP to IFRS that is used in the consolidated financial statements.

a)   To record construction costs incurred as expenses under IFRIC 12

Dr Construction costs - expense                                                 100

Cr Property, plant and equipment – cost                                                       100

b)     To record construction revenue under IFRIC 12

Dr Intangible concession asset - cost                                          103

Cr Construction revenue                                                                    103

c) To eliminate depreciation expense

Dr Property, plant and equipment (acc. Depreciation)                100

Cr Depreciation of property, plant and equipment                            100

d) To recognize amortization of intangible concession asset

Dr Amortization of intangible asset                                            103

Cr Intangible concession asset (acc. Amortization)                            103

Companhia de Saneamento Básico do Estado de São Paulo

Diretoria Econômico-Financeira e de Relações com Investidores

R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP

Tel. (11) 3388-8247 / 8386 – Fax (11) 3815-4465

www.sabesp.com.br

As demonstrated above, while journal entries to record construction revenue under IFRS reflect estimates of fair value of the construction services rendered, similar to example 2 under IFRIC 12, journal entries reclassifying such costs as expenses related to construction costs under IFRS do not relate to cash outflows. Cash received as a result of providing water and sewage services is recorded as revenue both under Brazilian GAAP prior to IFRS and under IFRS. Obligations incurred for the construction of property, plant and equipment under Brazilian GAAP prior to IFRS are capitalized as property, plant and equipment. Thus the journal entry reclassifying such costs as expenses related to construction costs under IFRS do not relate to cash outflows. Under Brazilian GAAP and IFRS, the cash flow is the same and the net profit over the life of the concession is the same, but their treatment is different during the concession period. What is included in the construction column is not a separate segment, but simply a reconciliation of internal reporting – Brazilian GAAP - to IFRS. This difference in accounting treatment, in relation to concession accounting, between Brazilian GAAP prior to IFRS and IFRS was described in the IFRS 1 footnote on our initial adoption of IFRS in the financial statements as of and for the year ended December 31, 2009.

/s/ Rui de Britto Alvares Affonso

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Name: Rui de Britto Alvares Affonso
Title:    Chief Financial Officer and Investor Relations Officer

cc:       Robert Babula, Staff Accountant, Division of Corporation Finance

            Securities and Exchange Commission